                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of 19 July 2010

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release                                                                                                                                                                                            19th July 2010

AIB NAMA Loans - Second Tranche

Allied Irish Banks, p.l.c.
("AIB") [NYSE: AIB]
announces that it has transferred a second tranche of loans for a further 15 customers to NAMA. The combined total of these loans is c. €2.7
3
bn and the discount rate applied on transfer is
48.5
%. The transfer follows the first tranche previously transferred in April for 9 customers totalling c. €3.3bn to which a discount rate of 42% was applied.

As previously advised, loans will continue to transfer in tranches selected by NAMA. The actual discount on the total loans to be transferred will be determined when all the loans are valued and discount rates on individual tranches will vary.

-ENDS-

For further information please contact:-

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  19 July 2010

                                                        By: ___________________
                                              Maelíosa óHógartaigh
                                                                           Acting Chief Financial Officer
                                                 Allied Irish Banks, p.l.c.